Filed Pursuant to Rule 433

Registration No. 333-211545

SUMMARY OF FINAL TERMS

June 9, 2016

$100,000,000

SEASPAN CORPORATION

8.20% SERIES G CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

This summary pricing sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated June 9, 2016, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Except as set forth on the immediately preceding sentence, this summary pricing sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

Issuer	Seaspan Corporation

Securities Offered	8.20% Series G Cumulative Redeemable Perpetual Preferred Shares, par value $0.01 per share, liquidation preference $25.00 per share (the “Series G Preferred Shares”).

Trade Date	June 9, 2016.

Settlement Date	June 16, 2016.(1)

Offering Size	4,000,000 Series G Preferred Shares ($100,000,000 aggregate liquidation preference)

Option to Purchase Additional Shares	The underwriters may also purchase an additional 600,000 Series G Preferred Shares at the Public Offering Price within 30 days of the date of the prospectus supplement.

Maturity	Perpetual.

Conversion; Exchange and Preemptive Rights	Will not have any conversion or exchange rights or be subject or entitled to preemptive rights.

Dividend Payment Dates	Quarterly on January 30, April 30, July 30 and October 30, commencing July 30, 2016 (each, a “Dividend Payment Date”).

Dividends	Shall accrue and be cumulative from the date the Series G Preferred Shares are originally issued and shall be payable on each Dividend Payment Date, when, as and if declared by the Issuer’s board of directors.

Dividend Rate	8.20% per annum per $25.00 of liquidation preference per share (equal to $2.05 per share per annum).

Optional Redemption	At the option of the Issuer anytime on or after June 16, 2021, in whole or in part, at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption.

Issue Price	$25.00 per share.

Day Count	30/360.

Net Proceeds to the Issuer (before expenses)	$96,850,000 (or $111,377,500 if the underwriters exercise their option to purchase additional shares in full)

(1)	The Issuer expects that delivery of the Series G Preferred Shares will be made against payment therefor on or about June 16, 2016, which will be the fifth business day following the date hereof (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series G Preferred Shares on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Series G Preferred Shares initially will settle in T+5, to specify alternative settlement arrangements at the time of any such trade to prevent a failed settlement and should consult their own advisor.

SUMMARY OF FINAL TERMS

June 9, 2016

$100,000,000

SEASPAN CORPORATION

8.20% SERIES G CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

Ratings	The Series G Preferred Shares will not be rated by any nationally recognized statistical rating organization.

Listing	The Issuer intends to file an application to list the Series G Preferred Shares on the New York Stock Exchange.

CUSIP/ISIN	Y75638 307 / MHY756383078

Joint Book-Running Managers	RBC Capital Markets, LLC
J.P. Morgan Securities LLC
Stifel, Nicolaus & Company, Incorporated
Incapital LLC

Co-Managers	BB&T Capital Markets, a division of BB&T Securities, LLC
Janney Montgomery Scott LLC
Ladenburg Thalmann & Co. Inc
Wunderlich Securities, Inc
FBR Capital Markets & Co.
Maxim Group LLC

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the Series G Preferred Shares and is not soliciting an offer to buy the Series G Preferred Shares in any jurisdiction where the offer or sale is not permitted.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281, or telephone: 1 (866) 375-6829, or email: rbcnyfixedincomeprospectus@rbccm.com; J.P. Morgan Securities LLC, 383 Madison Ave, New York, NY 10179, Attn: Investment Grade Syndicate Desk, or telephone (collect): 1-212-834-4533; Stifel at One South Street, 15th Floor, Baltimore, MD 21202, Attn: Syndicate Department, or telephone: 1-855-300-7136, or e-mail: syndprospectus@stifel.com; or Incapital LLC, Attention: DCM Prospectus Department, 200 S. Wacker Drive, Suite 3700, Chicago, Illinois 60606, or telephone: 1 (800) 327-1546, or email: prospectus_requests@incapital.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.